UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SouFun Holdings Limited

(Name of Issuer)

Class A and Class B Ordinary Shares

(Title of Class of Securities)

836034108

(CUSIP Number)

June 17, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 836034108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tianquan Mo
2.	Check the Appropriate Box If A Member of A Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount In Row (9) Class A: 5.3%, Class B: 45.8%
12.	Type of Reporting Person IN

Page 2 of 7 pages

CUSIP No. 836034108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Next Decade Investments Limited
2.	Check the Appropriate Box If A Member of A Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount In Row (9) Class A: 5.3%, Class B: 45.8%
12.	Type of Reporting Person CO

Page 3 of 7 pages

CUSIP No. 836034108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Credit Suisse Trust Limited as Trustees of KM & KM Trust
2.	Check the Appropriate Box If A Member of A Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount In Row (9) Class A: 5.3%, Class B: 45.8%
12.	Type of Reporting Person CO

Page 4 of 7 pages

Item 1	(a).	Name of Issuer:

SouFun Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

8/F Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing, 100044, PRC

Item 2	(a).	Name of Persons Filing:

Tianquan Mo Next Decade Investments Limited (the “Record Holder”) KM & KM Trust (the “Trust”) Credit Suisse Trust Limited (the “Trustee”)

Item 2	(b).	Address of Principal Business Office, or if None, Residence:

The address of Mr. Mo and the Record Holder is 8/F Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing, 100044, PRC. The address of the Trust and the Trustee is 1 Raffles Link #05-02, Singapore 039393.

Item 2	(c).	Citizenship:

Mr. Mo is a PRC citizen. The place of organization of the Record Holder is the British Virgin Islands. The place of organization of the Trustee is Singapore. The Trust is established under the laws of Singapore.

Item 2	(d).	Title of Class of Securities:

Class A and Class B Ordinary Shares

Item 2	(e).	CUSIP Number:

836034108

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Page 5 of 7 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares

(b) Percent of class:

Class A: 5.3%, Class B: 45.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

(ii) Shared power to vote or to direct the vote:

3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

3,038,607 Class A ordinary shares and 11,985,145 Class B ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

/s/ Tianquan Mo
Tianquan Mo

/s/ Jing Cao
Name: Jing Cao
Next Decade Investments Limited

/s/ Mabel Chan
Name: Mabel Chan
Credit Suisse Trust Limited as Trustees of KM & KM Trust

/s/ Dominik Birri
Name: Dominik Birri
Credit Suisse Trust Limited as Trustees of KM & KM Trust

Page 7 of 7 pages